                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              VALUESTAR CORPORATION
                                (Name of Issuer)

                      SERIES B CONVERTIBLE PREFERRED STOCK
                         (Title of Class of Securities)

                                   919910 10 9
                                 (CUSIP Number)

                                 EBEN S. MOUTON
                  SEACOAST CAPITAL PARTNERS LIMITED PARTNERSHIP
                                55 FERNCROFT ROAD
                          DANVERS, MASSACHUSETTS 01923
                            TELEPHONE (978) 750-1300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 8, 1999
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_ |.

     Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No. 919910 10 9
---------------------------------------------------------------------------------------------------------------------

(1)    Name of Reporting Persons.  I.R.S. Identification Nos. of Above    Seacoast Capital Partners Limited
       Persons (entities only)                                            Partnership; 04-3232653
---------------------------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                   (a)   |X |
                                                                          (b)   |_ |
---------------------------------------------------------------------------------------------------------------------

(3)    SEC Use Only
---------------------------------------------------------------------------------------------------------------------
(4)    Source of Funds                                                    WC
---------------------------------------------------------------------------------------------------------------------
(5)    Check Box if Disclosure of Legal Proceedings is Required           |_ |
       Pursuant To Items 2(d) or 2(e)
---------------------------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization                               Delaware
---------------------------------------------------------------------------------------------------------------------
Number of Shares Beneficially   (7)    Sole Voting Power                  2,400,818
Owned by Each Reporting         -------------------------------------------------------------------------------------
Person With                     (8)    Shared Voting Power                0
                                -------------------------------------------------------------------------------------
                                (9)    Sole Dispositive Power             2,400,818
                                -------------------------------------------------------------------------------------
                                (10)   Shared Dispositive Power           0
---------------------------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person       2,400,818
---------------------------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain     |_ |
       Shares
---------------------------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)                 18.8
---------------------------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person                                           PN
---------------------------------------------------------------------------------------------------------------------

                              CUSIP No. 919910 10 9
---------------------------------------------------------------------------------------------------------------------
(1)    Name of Reporting Persons.  I.R.S. Identification Nos. of Above    Eben S. Moulton
       Persons (entities only)
---------------------------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                   (a)   |X |
                                                                          (b)   |_ |
---------------------------------------------------------------------------------------------------------------------
(3)    SEC Use Only
---------------------------------------------------------------------------------------------------------------------
(4)    Source of Funds                                                    AF
---------------------------------------------------------------------------------------------------------------------
(5)    Check Box if Disclosure of Legal Proceedings is Required           |_ |
       Pursuant To Items 2(d) or 2(e)
---------------------------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization                               United States
---------------------------------------------------------------------------------------------------------------------
Number of Shares Beneficially   (7)    Sole Voting Power                  2,400,818*
Owned by Each Reporting         -------------------------------------------------------------------------------------
Person With                     (8)    Shared Voting Power                0
                                -------------------------------------------------------------------------------------
                                (9)    Sole Dispositive Power             2,400,818*
                                -------------------------------------------------------------------------------------
                                (10)   Shared Dispositive Power           0
---------------------------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person       2,400,818*
---------------------------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain     |_ |
       Shares
---------------------------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)                 18.8
---------------------------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person                                           IN
---------------------------------------------------------------------------------------------------------------------
*      Mr. Moulton disclaims beneficial ownership of these securities.

                              CUSIP No. 919910 10 9
---------------------------------------------------------------------------------------------------------------------
(1)    Name of Reporting Persons.  I.R.S. Identification Nos. of Above    Walter H. Leonard
       Persons (entities only)
---------------------------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                   (a)   |X |
                                                                          (b)   | _|
---------------------------------------------------------------------------------------------------------------------
(3)    SEC Use Only
---------------------------------------------------------------------------------------------------------------------
(4)    Source of Funds                                                    AF
---------------------------------------------------------------------------------------------------------------------
(5)    Check Box if Disclosure of Legal Proceedings is Required           |_ |
       Pursuant To Items 2(d) or 2(e)
---------------------------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization                               United States
---------------------------------------------------------------------------------------------------------------------
Number of Shares Beneficially   (7)    Sole Voting Power                  2,400,818*
Owned by Each Reporting         -------------------------------------------------------------------------------------
Person With                     (8)    Shared Voting Power                0
                                -------------------------------------------------------------------------------------
                                (9)    Sole Dispositive Power             2,400,818*
                                -------------------------------------------------------------------------------------
                                (10)   Shared Dispositive Power           0
---------------------------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person       2,400,818*
---------------------------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain     |_ |
       Shares
---------------------------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)                 18.8
---------------------------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person                                           IN
---------------------------------------------------------------------------------------------------------------------
*        Mr. Leonard disclaims beneficial ownership of these securities.

                              CUSIP No. 919910 10 9
---------------------------------------------------------------------------------------------------------------------
(1)    Name of Reporting Persons.  I.R.S. Identification Nos. of Above    Jeffrey J. Holland
       Persons (entities only)
---------------------------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                   (a)   |X |
                                                                          (b)   |_ |
---------------------------------------------------------------------------------------------------------------------
(3)    SEC Use Only
---------------------------------------------------------------------------------------------------------------------
(4)    Source of Funds                                                    AF
---------------------------------------------------------------------------------------------------------------------
(5)    Check Box if Disclosure of Legal Proceedings is Required           |_ |
       Pursuant To Items 2(d) or 2(e)
---------------------------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization                               United States
---------------------------------------------------------------------------------------------------------------------
Number of Shares Beneficially   (7)    Sole Voting Power                  2,400,818*
Owned by Each Reporting         -------------------------------------------------------------------------------------
Person With                     (8)    Shared Voting Power                0
                                -------------------------------------------------------------------------------------
                                (9)    Sole Dispositive Power             2,400,818*
                                -------------------------------------------------------------------------------------
                                (10)   Shared Dispositive Power           0
---------------------------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person       2,400,818*
---------------------------------------------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain     |_ |
       Shares
---------------------------------------------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)                 18.8
---------------------------------------------------------------------------------------------------------------------
(14)   Type of Reporting Person                                           IN
---------------------------------------------------------------------------------------------------------------------
*        Mr. Holland disclaims beneficial ownership of these securities.

ITEM 1 SECURITY AND ISSUER

The class of securities to which this statement relates is 2,400,818 shares (the "Shares") of common stock, par value $.00025 per share (the "Common Stock"), of Valuestar Corporation, a Colorado corporation (the "Issuer"), the principal executive offices of which are located at 360-22nd Street, Suite 210, Oakland, California 94612. 500,000 of the Shares are issuable upon conversion of certain shares of Series A Preferred Stock, par value $.00025 per share, of the Issuer (the "Series A Preferred Stock") issued to Seacoast Capital Partners Limited Partnership, a Delaware limited partnership ("Seacoast"). 501,290 of the shares are issuable upon conversion of certain shares of Series B Preferred Stock, par value $.00025 per share, of the Issuer (the "Series B Preferred Stock") issued to Seacoast. The remaining 1,399,528 Shares are issuable upon the exercise of warrants to purchase Common Stock held by Seacoast.

ITEM 2 IDENTITY AND BACKGROUND

(a) This statement is being filed on behalf of Seacoast, Eben S. Moulton, Walter H. Leonard, Jeffrey J. Holland (Messrs. Moulton, Leonard and Holland are collectively referred to as the "Individual Control Persons"). Each of the Individual Control Persons are the members of Seacoast Capital Managers, L.L.C., a Delaware limited liability company and the sole general partner of Seacoast ("SCC"). As a result, each Individual Control Person may be deemed a beneficial owner of the Shares, although each Individual Control Person disclaims such beneficial ownership.

(b) The principal office of Seacoast is located at 55 Ferncroft Road, Danvers, Massachusetts 01923. The business address of each of the Individual Control Persons is 55 Ferncroft Road, Danvers, Massachusetts 01923.

(c) Seacoast is engaged in the principal business of acquiring and holding securities for investment purposes. Each of the Individual Control Persons is primarily engaged as an investment principal for Seacoast.

(d)  None.

(e)  None.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Beneficial ownership of the reported securities was acquired by Seacoast through the utilization of working capital derived from contributions of capital by its partners and in consideration for an investment in the Issuer.

ITEM 4 PURPOSE OF TRANSACTION

Seacoast acquired the Shares for investment purposes.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

The following item sets forth certain information regarding the beneficial ownership of the Shares by Seacoast. Each Control Person can be deemed to beneficially own the Shares only through its affiliation with Seacoast.

(a) Seacoast beneficially owns 2,400,818 shares of Common Stock, which represents 18.8 percent of the total shares of Common Stock outstanding (according to the Issuer there were 12,781,224 shares of Common Stock issued and outstanding on December 8, 1999 [including Series A and Series B Preferred Convertible Stock converted into shares of Common Stock]).

(b) Seacoast exercises sole voting power with regard to 2,400,818 shares of Common Stock and shares voting power with respect to none of such shares. Seacoast exercises sole dispositive power with regard to 2,400,818 shares of Common Stock and shares dispositive power with respect to none of such shares.

(c)  None

(d)  None

(e)  Not applicable

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The relative rights and preferences of the Preferred Stock are set forth in a Certificate of Designation dated July 21, 1999 (the "Series A Certificate of Designation"). The relative rights and preferences of the Series B Preferred Stock are set forth in a Certificate of Designation dated December 7, 1999 (the "Series B Certificate of Designation"). Seacoast and the Issuer, among others, have entered into a Warrant Purchase Agreement dated March 31, 1999 (the "Warrant Agreement"); (b) a Shareholder Agreement dated March 31, 1999, as amended on July 22, 1999 (the "Shareholder Agreement"); (c) a Registration Rights Agreement and Shareholder Agreement Amendment dated as of July 21, 1999 (the "Registration Agreement"); (d) an Investor Rights Agreement dated as of December 8, 1999 (the "Investor Rights Agreement"); and (e) a Second Amendment to Shareholder Agreement dated as of December 8, 1999 (the "the Second Amendment to Shareholder Agreement" and, collectively with the Series A Certificate of Designation, Series B Certificate of Designation, Warrant Agreement, Shareholder Agreement, Registration Agreement, Investor Rights Agreement and the Second Amendment to Shareholder Agreement, the "Agreements").

The Agreements grant Seacoast the right to designate a member of the Issuer's board of directors until (a) Seacoast holds less than 20 percent of the warrants issued pursuant to the Warrant Agreement (the "Warrants") and the shares of Common Stock issuable upon exercise of the Warrants (the "Warrant Shares") or
(b) the occurrence of certain liquidity events as set forth in the Agreements. In addition, each party to the Shareholder Agreement has agreed to vote its shares of Common Stock for the slate of directors of the Issuer nominated in accordance with the provisions of the Shareholder Agreement. The Agreements also require that the Issuer will not enter into any agreement other than the Agreements modifying or restricting the rights of any securities holder to vote securities of the Issuer.

The Agreements grant Seacoast the preemptive right to purchase, pro rata in accordance with its equity ownership of the Issuer, any securities issued by the Issuer. The Agreements forbid the declaration or payment of any dividend without the consent of Seacoast. If any dividend is paid by the Issuer, the Agreements require the Issuer to pay Seacoast a dilution fee.

The Agreements provide that, under certain circumstances, Seacoast has the right to require certain other parties to the Shareholder Agreement to sell their shares of Common Stock to a buyer designated by Seacoast. In addition, under certain circumstances, the Issuer has the right to require Seacoast to sell the Shares to the Issuer at a price determined by reference to certain financial data of the Issuer. The Agreements also provide that Seacoast has a right of first refusal regarding and a right to participate in any proposed sales by other parties to the Shareholder Agreement.

The Agreements include provisions that the Issuer will not issue any capital stock other than Common Stock and Common Stock equivalents, and will not permit any subsidiary of the Issuer to issue capital stock other than shares of capital stock owned, directly or indirectly, by the Issuer. Further, the Issuer will not
(A) issue its capital stock or capital stock of any subsidiary, other than pursuant to the Agreements; (B) dissolve, liquidate or effect any consolidation or merger of the Issuer or any of its subsidiaries; or (C) effect any reclassification, corporate reorganization, stock split or reverse stock split, or other change in any capital stock.

The foregoing is intended to be only a summary of certain provisions of the Agreements and is qualified in its entirety by reference to such Agreements, copies of which are filed as Exhibits to this Schedule and are incorporated herein by reference.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

99.5 Series B Preferred Stock Agreement, dated as of December 8, 1999, among the Issuer, Seacoast and the other parties thereto.
99.6 Certificate of Designation of Series B Convertible Preferred Stock of the Issuer dated December 8, 1999.
99.7 Investor Rights Agreement, dated as of December 8, 1999, among the Issuer, Seacoast and the other parties thereto.
99.8 Second Amendment to Shareholder Agreement, dated as of December 8, 1999, among the Issuer, Seacoast and the other parties thereto.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              SEACOAST CAPITAL PARTNERS LIMITED PARTNERSHIP


                             By:      Seacoast I Advisors, LLC,
                                      its general partner


                                      By:    /s/ Eben S. Moulton
                                         --------------------------
                                      Name:  Eben S. Moulton
                                      Title: Manager
                                      Date:  February 23, 2000



                                             By:    /s/ Eben S. Moulton
                                                --------------------------
                                             Name:  Eben S. Moulton
                                             Date:  February 23, 2000



                                             By:    /s/ Walter H. Leonard
                                                --------------------------
                                             Name:  Walter H. Leonard
                                             Date:  February 23, 2000



                                             By:    /s/ Jeffrey J. Holland
                                                ---------------------------
                                             Name:  Jeffrey J. Holland
                                             Date:  February 23, 2000

                                Attached Exhibits

*99.5 Series B Preferred Stock Agreement, dated as of December 8, 1999, among the Issuer, Seacoast and the other parties thereto.
*99.6 Certificate of Designation of Series B Convertible Preferred Stock of the Issuer dated December 8, 1999.
*99.7 Investor Rights Agreement, dated as of December 8, 1999, among the Issuer, Seacoast and the other parties thereto.
*99.8 Second Amendment to Shareholder Agreement, dated as of December 8, 1999, among the Issuer, Seacoast and the other parties thereto.

--------------

   * previously filed